news
   RELEASE                                                        [EMBRAER logo]
--------------------------------------------------------------------------------


     EMBRAER REPORTS THIRD QUARTER 2005 DELIVERIES AND TOTAL COMPANY BACKLOG

     Sao Jose dos Campos, October 14, 2005 - Embraer (Bovespa: EMBR3 and EMBR4;
     NYSE: ERJ) today announced its third-quarter 2005 deliveries and Company backlog for the Airline, Business and Defense markets.

     Deliveries by segment were as follows:

           ---------------------------------------------------------------------
                                                  3rd Quarter            YTD
              Deliveries by Segment                   2005              2005
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------

              Airline Market
           ---------------------------------------------------------------------
                 ERJ 135                               -                  2
           ---------------------------------------------------------------------
                 ERJ 145                               9                 40
           ---------------------------------------------------------------------
                 EMBRAER 170                         15 (1)             35 (1)
           ---------------------------------------------------------------------
                 EMBRAER 175                           9                  9
           ---------------------------------------------------------------------
                 EMBRAER 190                           2                  2
           ---------------------------------------------------------------------
              Total Airline Market                     35                88
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
              Business Jet Market
           ---------------------------------------------------------------------
                 Legacy                                3                  8
           ---------------------------------------------------------------------
              Total Business Jet Market                3                  8
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
              Defense Market (*)
           ---------------------------------------------------------------------
              EMB 145                                 -                 1
           ---------------------------------------------------------------------
              Legacy                                  3                 4
           ---------------------------------------------------------------------
              Total Defense Market                    3                 5
           ---------------------------------------------------------------------

           ---------------------------------------------------------------------
              Total                                    41                101
           ---------------------------------------------------------------------

           Deliveries identified by parentheses were aircraft delivered under operating leases.
           (*)Includes only deliveries of aircraft for authority transportation.

     Boosted by the certification of the EMBRAER 175 in July and the EMBRAER 190 in August, deliveries in the third quarter reached 41 jets, bringing the total number of deliveries for the year to 101 aircraft.


PRESS OFFICES   Headquarters                 North America             Europe, Middle East and Africa

                Rosana Dias                  Doug Oliver               Stephane Guilbaud          Catherine Fracchia
                rosana.dias@embraer.com.br   doliver@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
                Cel.: (+55 12) 9724 4929     Tel.: (+1 954) 359 3414   Cel.: (+33 0) 67522 8519   Cel.: (+33 0) 67523 6903
                Tel.: (+55 12) 3927 1311     Tel.: (+1 954) 232 9560   Tel.: (+33 0) 14938 4455   Tel.: (+33 0) 14938 4530
                Fax : (+55 12) 3927 2411     Fax : (+1 954) 359 4755   Fax : (+33 0) 14938 4456   Fax : (+33 0) 14938 4456

news
   RELEASE                                                        [EMBRAER logo]
--------------------------------------------------------------------------------


     Embraer expects to deliver 145 Airline, Business and Defense aircraft (including only aircraft for authority transportation) in 2005 and maintains its forecast to deliver the same number of aircraft in 2006.

     During the third quarter, three EMBRAER 170s were delivered to US Airways and financed by GECAS, and one EMBRAER 170 pre-series aircraft was delivered to Paramount Airways, a start-up airline in India, and leased from ECC Leasing Company Ltd.

     Furthermore, three Legacys configured for government authority transportation were delivered to the Indian Government. All aircraft delivered to government authorities are accounted for as revenue for the defense segment.

     As of September 30, 2005, Embraer's firm order backlog, including the Airline, Business and Defense markets totaled US$ 10.4 billion.

     Embraer's order book by product in September 2005 was as follows:

     ----------------------------------------------------------------------------------------------

               Aircraft Type           Firm         Options     Deliveries    Firm Order Backlog
                                     Orders
     ----------------------------------------------------------------------------------------------
     ERJ 145 Family
     ----------------------------------------------------------------------------------------------
         ERJ 135                        123            2           108                15
     ----------------------------------------------------------------------------------------------
         ERJ 140                        94            20            74                20
     ----------------------------------------------------------------------------------------------
         ERJ 145                        677           206          661                16
     ----------------------------------------------------------------------------------------------
     Total ERJ 145 Family               894           228          843                51
     ----------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------
     EMBRAER 170/190 Family
     ----------------------------------------------------------------------------------------------
         EMBRAER 170                    191           133           81               110
     ----------------------------------------------------------------------------------------------
         EMBRAER 175                    22             -            9                 13
     ----------------------------------------------------------------------------------------------
         EMBRAER 190                    185           219           2                183
     ----------------------------------------------------------------------------------------------
         EMBRAER 195                    29            31            -                 29
     ----------------------------------------------------------------------------------------------
     Total EMBRAER 170/190              427           383           92               335
     ----------------------------------------------------------------------------------------------

     ----------------------------------------------------------------------------------------------
     Total                             1321           611          935               386
     ----------------------------------------------------------------------------------------------

     Note: Order backlog includes orders for the defense segment placed by state-run airlines (Satena and TAME).


PRESS OFFICES   Headquarters                 North America             Europe, Middle East and Africa

                Rosana Dias                  Doug Oliver               Stephane Guilbaud          Catherine Fracchia
                rosana.dias@embraer.com.br   doliver@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
                Cel.: (+55 12) 9724 4929     Tel.: (+1 954) 359 3414   Cel.: (+33 0) 67522 8519   Cel.: (+33 0) 67523 6903
                Tel.: (+55 12) 3927 1311     Tel.: (+1 954) 232 9560   Tel.: (+33 0) 14938 4455   Tel.: (+33 0) 14938 4530
                Fax : (+55 12) 3927 2411     Fax : (+1 954) 359 4755   Fax : (+33 0) 14938 4456   Fax : (+33 0) 14938 4456

news
   RELEASE                                                        [EMBRAER logo]
--------------------------------------------------------------------------------


     Embraer Image Gallery
     ---------------------

     Visit the new Embraer Image Gallery at http://www.embraer.com

     Note to Editors
     ---------------

     Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 35 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil's leading exporting companies. As of September 30, 2005, Embraer had a total workforce of 17,046 people, and its firm order backlog totaled US$ 10.4 billion.


     IR Contacts
     Anna Cecilia Bettencourt
     Carlos Eduardo Camargo
     Andrea Bottcher
     Paulo Ferreira
     Phone: +55 12 3927 4404
     Fax: +55 12 3922 6070
     e-mail: investor.relations@embraer.com.br
             ---------------------------------

    ----------------------------------------------------------------------------

     This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, politic and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans and its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.

    ----------------------------------------------------------------------------


PRESS OFFICES   Headquarters                 North America             Europe, Middle East and Africa

                Rosana Dias                  Doug Oliver               Stephane Guilbaud          Catherine Fracchia
                rosana.dias@embraer.com.br   doliver@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
                Cel.: (+55 12) 9724 4929     Tel.: (+1 954) 359 3414   Cel.: (+33 0) 67522 8519   Cel.: (+33 0) 67523 6903
                Tel.: (+55 12) 3927 1311     Tel.: (+1 954) 232 9560   Tel.: (+33 0) 14938 4455   Tel.: (+33 0) 14938 4530
                Fax : (+55 12) 3927 2411     Fax : (+1 954) 359 4755   Fax : (+33 0) 14938 4456   Fax : (+33 0) 14938 4456

news
   RELEASE                                                        [EMBRAER logo]
--------------------------------------------------------------------------------


     Attachment:


                               FIRM ORDER BACKLOG
                               September 30, 2005


    ----------------------------------------------------------------------------------------
                Customer                      Firm Orders   Delivered   Firm Orders Backlog
    ----------------------------------------------------------------------------------------
     ERJ 135                                          123         108                    15
    ----------------------------------------------------------------------------------------
       American Eagle (USA)                            40          40                     -
       British Midland (UK)                             3           3                     -
       City Airline AB (Sweden)                         2           2                     -
       ExpressJet (USA)                                30          30                     -
       Flandre Air (France)                             3           3                     -
       Jet Magic (Ireland)                              1           1                     -
       Luxair (Luxembourg)                              2           2                     -
       Pan Europeenne (France)                          1           1                     -
       Proteus (France)                                 3           3                     -
       Regional Airlines (France)                       3           3                     -
       Republic Airways (USA)                          15          15                     -
       South Africa Airlink (South Africa)             20           5                    15
    ----------------------------------------------------------------------------------------

    ----------------------------------------------------------------------------------------
                Customer                      Firm Orders   Delivered   Firm Orders Backlog
    ----------------------------------------------------------------------------------------
     ERJ 140                                           94          74                    20
    ----------------------------------------------------------------------------------------
       American Eagle (USA)                            59          59                     -
       Midwest (USA)                                   20           -                    20
       Republic Airways (USA)                          15          15                     -
    ----------------------------------------------------------------------------------------


PRESS OFFICES   Headquarters                 North America             Europe, Middle East and Africa

                Rosana Dias                  Doug Oliver               Stephane Guilbaud          Catherine Fracchia
                rosana.dias@embraer.com.br   doliver@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
                Cel.: (+55 12) 9724 4929     Tel.: (+1 954) 359 3414   Cel.: (+33 0) 67522 8519   Cel.: (+33 0) 67523 6903
                Tel.: (+55 12) 3927 1311     Tel.: (+1 954) 232 9560   Tel.: (+33 0) 14938 4455   Tel.: (+33 0) 14938 4530
                Fax : (+55 12) 3927 2411     Fax : (+1 954) 359 4755   Fax : (+33 0) 14938 4456   Fax : (+33 0) 14938 4456

news
   RELEASE                                                        [EMBRAER logo]
--------------------------------------------------------------------------------


    ----------------------------------------------------------------------------------------
                Customer                      Firm Orders   Delivered   Firm Orders Backlog
    ----------------------------------------------------------------------------------------
     ERJ 145                                          677         661                    16
    ----------------------------------------------------------------------------------------
       Aerolitoral (Mexico)                             5           5                     -
       Air Caraibes (Guadalupe)                         2           2                     -
       Alitalia (Italy)                                14          14                     -
       American Eagle (USA)                           118         118                     -
       Axon (Greece)                                    3           3                     -
       British Midland (UK)                             9           9                     -
       British Regional Airlines (UK)                  23          23                     -
       Brymon (UK)                                      7           7                     -
       China Southern (China)                           6           6                     -
       China Eastern Jiangsu (China)                    5           2                     3
       Cirrus (Germany)                                 1           1                     -
       ExpressJet (USA)                               245         232                    13
       ERA (Spain)                                      2           2                     -
       Flandre Air (France)                             5           5                     -
       GECAS (PB Air-Thailand)                          2           2                     -
       KLM EXEL (Holand)                                2           2                     -
       Lot Polish (Poland)                             14          14                     -
       Luxair (Luxembourg)                              9           9                     -
       Mesa (USA)                                      36          36                     -
       Portugalia (Portugal)                            8           8                     -
       Proteus (France)                                 8           8                     -
       Regional (France)                               15          15                     -
       Republic Airways (USA)                          60          60                     -
       Rheintalflug (Austria)                           3           3                     -
       Rio Sul (Brazil)                                16          16                     -
       Satena (Colombia)                                3           3                     -
       Sichuan (China)                                  5           5                     -
       Skyways (Sweden)                                 4           4                     -
       Swiss (Switzerland)                             25          25                     -
       Transtates (USA)                                22          22                     -
    ----------------------------------------------------------------------------------------


PRESS OFFICES   Headquarters                 North America             Europe, Middle East and Africa

                Rosana Dias                  Doug Oliver               Stephane Guilbaud          Catherine Fracchia
                rosana.dias@embraer.com.br   doliver@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
                Cel.: (+55 12) 9724 4929     Tel.: (+1 954) 359 3414   Cel.: (+33 0) 67522 8519   Cel.: (+33 0) 67523 6903
                Tel.: (+55 12) 3927 1311     Tel.: (+1 954) 232 9560   Tel.: (+33 0) 14938 4455   Tel.: (+33 0) 14938 4530
                Fax : (+55 12) 3927 2411     Fax : (+1 954) 359 4755   Fax : (+33 0) 14938 4456   Fax : (+33 0) 14938 4456

news
   RELEASE                                                        [EMBRAER logo]
--------------------------------------------------------------------------------


    ----------------------------------------------------------------------------------------
                Customer                      Firm Orders   Delivered   Firm Orders Backlog
    ----------------------------------------------------------------------------------------
     EMBRAER 170                                      191          81                   110
    ----------------------------------------------------------------------------------------
       Alitalia (Italy)                                 6           6                     -
       Saudi Aarabian Airlines (Saudi Arabia)          15           -                    15
       Cirrus (Germany)                                 1           1                     -
       Finnair (Finland)                               12           1                    11
       Gecas (USA)                                      8           6                     2
       Lot Polish (Poland)                              6           6                     -
       Republic Airlines (USA)                         39          32                     7
       Swiss (Switzerland)                             15           -                    15
       US Airways (USA)                                85          28                    57
       Paramount (India)                                2           1                     1
       TAME (Ecuador)                                   2           -                     2
    ----------------------------------------------------------------------------------------

    ----------------------------------------------------------------------------------------
                Customer                      Firm Orders   Delivered   Firm Orders Backlog
    ----------------------------------------------------------------------------------------
     EMBRAER 175                                       22           9                    13
    ----------------------------------------------------------------------------------------
       Air Canada (Canada)                             15           9                     6
       Lot Polish (Poland)                              4           -                     4
       Gecas (USA)                                      3           -                     3
    ----------------------------------------------------------------------------------------

    ----------------------------------------------------------------------------------------
                Customer                      Firm Orders   Delivered   Firm Orders Backlog
    ----------------------------------------------------------------------------------------
     EMBRAER 190                                      185           2                   183
    ----------------------------------------------------------------------------------------
       Air Canada (Canada)                             45           -                    45
       Copa Airlines (Panama)                          12           -                    12
       Gecas (USA)                                     20           -                    20
       JetBlue (USA)                                  101           2                    99
       Regional (France)                                6           -                     6
       TAME (Ecuador)                                   1           -                     1
    ----------------------------------------------------------------------------------------


PRESS OFFICES   Headquarters                 North America             Europe, Middle East and Africa

                Rosana Dias                  Doug Oliver               Stephane Guilbaud          Catherine Fracchia
                rosana.dias@embraer.com.br   doliver@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
                Cel.: (+55 12) 9724 4929     Tel.: (+1 954) 359 3414   Cel.: (+33 0) 67522 8519   Cel.: (+33 0) 67523 6903
                Tel.: (+55 12) 3927 1311     Tel.: (+1 954) 232 9560   Tel.: (+33 0) 14938 4455   Tel.: (+33 0) 14938 4530
                Fax : (+55 12) 3927 2411     Fax : (+1 954) 359 4755   Fax : (+33 0) 14938 4456   Fax : (+33 0) 14938 4456

news
   RELEASE                                                        [EMBRAER logo]
--------------------------------------------------------------------------------


    ----------------------------------------------------------------------------------------
                Customer                      Firm Orders   Delivered   Firm Orders Backlog
    ----------------------------------------------------------------------------------------
     EMBRAER 195                                       29           -                    29
       Flybe (UK)                                      14           -                    14
       Swiss (Switzerland)                             15           -                    15
    ----------------------------------------------------------------------------------------



PRESS OFFICES   Headquarters                 North America             Europe, Middle East and Africa

                Rosana Dias                  Doug Oliver               Stephane Guilbaud          Catherine Fracchia
                rosana.dias@embraer.com.br   doliver@embraer.com       sguilbaud@embraer.fr       cfracchia@embraer.fr
                Cel.: (+55 12) 9724 4929     Tel.: (+1 954) 359 3414   Cel.: (+33 0) 67522 8519   Cel.: (+33 0) 67523 6903
                Tel.: (+55 12) 3927 1311     Tel.: (+1 954) 232 9560   Tel.: (+33 0) 14938 4455   Tel.: (+33 0) 14938 4530
                Fax : (+55 12) 3927 2411     Fax : (+1 954) 359 4755   Fax : (+33 0) 14938 4456   Fax : (+33 0) 14938 4456